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ANNU... ...ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 58173

SEC MAIL PROCESSING RECEIVED MAR 01 2002 143 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Momentum Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Bering Drive, Suite 700
(No. and Street)

Houston	Texas	77450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTANT IN REGARD TO THIS REPORT

Bryan N Polozola (713) 403-4316
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

2121 San Jacinto, 15th Floor	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02 S

OATH OR AFFIRMATION

I, Bryan N. Polozola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Momentum Securities, LLC, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James H. Lee

Omar S. Amanat (Sharif)

CHRISTINA N. KHVANG
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
06-25-2004

Signature

Financial Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ✓ (j) A Reconcilation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Supplemental Schedules

Momentum Securities, LLC

Year ended December 31, 2001

with Report and Supplemental Report of Independent Auditors

Momentum Securities, LLC

Statement of Financial Condition and Supplemental Schedules

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Board of Directors and Members
Momentum Securities, LLC

We have audited the accompanying statement of financial condition of Momentum Securities, LLC (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Momentum Securities, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 6, 2002

Momentum Securities, LLC

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	18,174
Investments, at fair value		3,653,949
Deposits with clearing broker-dealer		6,579,251
Property, plant, and equipment, net of accumulated depreciation of $398,131		2,421,925
Due from affiliates, net		472,759
Prepaid Profit Opportunity Payments *(Note 4)*		515,208
Other assets		534,199
Total assets	$	14,195,465
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	4,373,564
Due to clearing broker-dealer		350,280
Accrued expenses		1,927,743
Payable to brokers		316,503
Other liabilities		90,629
Total liabilities		7,058,719
Members' equity:		
Class A Member		4,143,742
Class B Members		2,907,488
Class C Members		85,516
Total members' equity		7,136,746
Total liabilities and members' equity	$	14,195,465

See accompanying notes.

Momentum Securities, LLC

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Nature of Business

Momentum Securities, LLC (the Company or MSLLC), a Texas limited liability corporation, is registered as a broker-dealer with the Securities and Exchange Commission (SEC), each state in which it does business, and is a member of the National Association of Securities Dealers, Inc. (NASD). The majority of the Company's revenues are from commissions derived from the daily trading of securities by customers and from proprietary trading.

The Company's membership interest is divided into Class A voting, management membership interests, and Classes B and C nonvoting, nonmanagement membership interests. All of the Company's Class A membership interest is held by Tradescape Corporation (TCORP).

As a broker-dealer that introduces its customers on a fully disclosed basis to SWS Securities Inc. (SWS), a clearing broker-dealer, the Company is subject to SEC Rule 15c3-3(k)(2)(ii), which requires that all funds and securities belonging to MSLLC customers must be handled by its clearing broker-dealer. MSLLC introduces its customers to its clearing broker-dealer from its head office and branch locations. In addition, customers are able to trade their own accounts from offices acting as Offices of Supervisory Jurisdiction (OSJ), which is defined as any main or branch office of an NASD member where one or more of the following take place: order execution; new accounts are approved; customer orders are reviewed and endorsed; advertising or sales literature for use by the member's associated persons is approved; or the activities of associated persons at other branch offices of the member are supervised.

2. Summary of Significant Accounting Policies

Investment Transactions and Valuation

The Company records proprietary investment transactions on a trade-date basis. Investments are carried at fair value at the date of the financial statements, and the corresponding unrealized gain or loss is included in proprietary trading gains in the statement of income.

Investments traded on a national securities exchange or in the over-the-counter market are valued at the last sale price, or if no sale occurred on such day, the average of the last reported bid and asked prices as reported by the NASDAQ stock exchange.

2. Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Interest Income

Interest income is recorded on the accrual basis.

Revenue and Expense Recognition

All proprietary transactions, commission revenue, and related execution and clearing fees are recorded on a trade-date basis.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the year ended December 31, 2001 were approximately $129,000 and are included in professional fees on the statement of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Income Taxes

The Company is a limited liability company and acts as a pass-through entity for federal income tax purposes.

3. Deposits with and Due to Clearing Broker-Dealer

Deposits with clearing broker-dealer represent cash balances that are maintained to facilitate Joint Back Office (JBO) related proprietary trading (Note 7) and in the event customers fail to settle investment transactions (Note 14). Required minimum deposit at year-end was $1 million. Subsequent to year-end, this required deposit changed to $4.5 million. Due to clearing broker-dealer represents payables for unsettled trades net of commissions receivable.

All of the Company's investments are held at SWS and serve as collateral for the Company's amounts payable to SWS. As a result, all of the investments may be pledged by the clearing broker-dealer.

4. Prepaid Profit Opportunity Payments

During 2001, the Company entered into six Profit Opportunity Payment (POP) agreements with certain customer-traders (Traders). Under these POP agreements, the Company prepaid bonuses to the Traders, subject to their being repaid if the Traders did not meet certain share volume targets. Upon satisfying the terms of the POP agreements, amounts prepaid are forgiven and recorded as commission rebates.

For the year ended December 31, 2001, the Company funded $625,000 for the new POP arrangements. The terms range from twelve to thirty-six months. During the year ended December 31, 2001, $995,551 in POP payments were amortized and recorded as commission rebates.

5. Investments

At December 31, 2001, the Company owned investments in SWS and other NASDAQ-traded securities through proprietary trading. The SWS preferred stock was purchased pursuant to the establishment of a JBO relationship between the Company and SWS. The SWS investment is carried at cost, which approximates fair value. Other NASDAQ-traded securities represent equity positions held in the Company's proprietary trading account and are carried at fair value as of December 31, 2001.

6. Property, Plant, and Equipment

At December 31, 2001, property, plant, and equipment consisted of the following:

Leasehold improvements	$1,736,506
Furniture and fixtures	1,083,550
	2,820,056
Less accumulated depreciation	(398,131)
	$2,421,925

7. Members' Equity

Joint Back Office Arrangement

The Company has a JBO arrangement with SWS. Simultaneously, the Company issued certain parties membership units in the Company (Class B and C Member Interests). The Class B and C Member Interests are nonvoting, non-management membership interests, and entitle the Class B and C Members to share in earnings derived solely from the designated portion of the Company's proprietary and agency business. In general, Class B and C Members are allocated a percentage of the net profits earned or the net losses incurred in their respective "Designated Trading Account," as defined in the Subscription Agreements (the Sub-Agreements) executed in connection with the issuance of such Class B or C Members' Interests.

Under the terms of the Sub-Agreements relating to certain Class B Member interests (the Class B Group), TCORP, the sole managing member of the Company (the Class A Member), along with other members of the Class B Group, shall be allocated the net losses incurred by a member of the Class B Group to the extent such net losses exceed the Class B Group Member's Designated Trading Account Balance (Negative Basis) and the Negative Basis is not cured by either additional capital contributions of the Class B Member or other guarantors of that Class B Group Member's interest, if applicable. Such net losses shall be allocated to the other Class B Group Members and to the Class A and Class C Members on a pro rata basis to the extent of their respective "Positive Basis" Designated Trading Accounts. Any excess net loss shall be allocated to the Class A and Class C Members' regular capital account interest, as stipulated in the Class B Private Placement Memorandum and the Company's Regulations.

7. Members' Equity (continued)

Option Agreements with Certain Class B and C Members

Certain Class B and Class C membership agreements contain options to purchase the economic rights that flow to the contracting parties. The Company did not pay any consideration for these options. These options have no specified expiration dates. Option terms vary by agreement but generally are at the Company's option, provide for a payment based on a multiple of after-tax earnings with minimum purchase prices and non-compete requirements.

At year-end, the Company has fifteen JBO relationships with other brokers. Two of these broker agreements contain purchase options in favor of the Company and have a purchase consideration generally based on a multiple of earning allocable to such member. One of these purchase options has a minimum purchase consideration of $0.5 million.

At year-end, the Company has four participating Class B relationships. Three of the Class B Members contain call rights in favor of the Company. These call options have a combined minimum purchase consideration of $12 million if exercised.

At year-end, the Company has eight Class C unit holders. Three of these Class C agreements contain purchase options in favor of the Company and have a purchase consideration generally based on a multiple of earning allocable to such member. One of these purchase options has a minimum purchase consideration of $7.5 million.

The Company has an executing broker agreement with Dealing Edge Ltd., a UK broker dealer in which TCORP has a 30% interest. The Company has a call option to purchase the remaining 70% interest for a minimum consideration of $6 million.

During the year, a Class B member (the Option Holder) exercised its put option that it had with TCORP that required TCORP to purchase one-half of the Option Holder's interest for $5 million in cash with $49 million to be allocated in accordance with the option agreement, generally based on the Option Holder's allocable future earnings to its Class B membership interests together with certain broker commissions. In addition, in the event of there being a change of control or a significant disposition of assets by TCORP, the agreement provided for an accelerated payment to the Option Holder of 10% of the proceeds from financing or sale so long as the transaction is in excess of $25 million. The accelerated payment is subject to a maximum of $20 million.

7. Members' Equity (continued)

The Option Holder has another option agreement with TCORP that may require TCORP to purchase the remaining interest of the Option Holder in the Company for a multiple of earnings as described in the agreement. Similarly, TCORP has an option to purchase the Option Holders remaining interests on substantially the same terms. This option is exercisable between November 1, 2002 and December 31, 2002. This option agreement was amended subsequent to year-end and includes a termination clause that provides for TCORP to terminate its remaining obligations under the original option agreement for a payment of $5.75 million. This termination right expires on July 24, 2002. If TCORP exercises its termination right, payments under this agreement would be payable within 130 days of such exercise. The termination agreement amended the payment relating to the change of control or sale of significant assets threshold amount from $25 million to $10 million.

8. Taxes

For the period from July 20, 1999 through December 10, 1999, the Company was not treated as a pass-through entity for federal income tax purposes. Accordingly, a $1,089,000 provision for federal taxes was recorded as due to Parent in the Company's financial statements for fiscal year 2000, based on the Company's income from July 20, 1999 through December 10, 1999. During 2001, the Company distributed $1,089,000 to TCORP and TCORP assumed the Company's liability for federal taxes.

For the year ended December 31, 2001, the Company was treated as a pass-through entity for tax purposes, which renders each of its members individually responsible for any taxes on their allocated share of the Company's earnings.

9. Minimum Lease Payments

The Company pays a management fee to Momentum Securities Partners, LLC (MSP), a subsidiary of TCORP, whereby MSP is reimbursed for certain office space, equipment, and general and administrative services provided.

9. Minimum Lease Payments (continued)

MSP is party to various operating leases with varying durations. The Company is the sole source of revenue for MSP. If MSP were unable to satisfy its lease obligations, the Company could potentially be required to fulfill MSP's lease obligations. The minimum lease payments for MSP in subsequent years are as follows:

2002	$ 3,546,766
2003	3,387,591
2004	3,248,319
2005	3,104,704
2006	2,959,862
After 2006	10,081,300
	$26,328,542

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2001, the Company had net capital of $2,439,109, which is $1,968,532 in excess of its required net capital of $470,577. The Company's ratio of aggregate indebtedness to net capital is 2.89-to-1. Distributions to members can be made under a capital distribution policy approved by the Company's Board of Directors, subject to certain regulatory restrictions.

11. Defined Contribution Plan

The Company participates in a defined contribution 401(k) plan (the Plan) that is sponsored by TCORP. Substantially all of the Company's employees are covered by the Plan. For the year ended December 31, 2001, included in salaries and bonuses in the statement of income is the Company's contribution to the Plan of approximately $128,000.

12. Concentrations of Risk

The Company utilizes one clearing broker-dealer for clearance and settlement of proprietary and customers' trading activity.

The Company licenses the use of proprietary software owned by a subsidiary of TCORP, Tradescape Technologies, LLC (TTLLC), which allows customers to conduct securities trading at the premises of the OSJ. The Company's business processes significantly rely on this software.

13. Related Party Transactions

During 2001, a principal at TCORP, while testing proprietary software on behalf of TTLLC, incurred losses of approximately $1.4 million to the Company. The principal reimbursed the Company $300,000 of these losses.

The Board of Directors of TCORP authorized a review of this matter by an outside law firm. The Board of Directors of TCORP voted unanimously in December 2001 to close the matter and adopt the recommendations of the outside law firm. The Company has recorded the $1.1 million initial loss as a receivable from TTLLC, which is included in due from affiliates on the statement of financial condition. Subsequent to year-end, the Company distributed to TCORP the $1.1 million in receivable from TTLLC.

At December 31, 2001, TCORP has an unsecured note payable to an affiliate of SWS in the amount of $6,347,900. TCORP relies on the Company's distributions to make payments on this loan. The note is scheduled to be repaid by 2004.

For the year ended December 31, 2001, TTLLC charged the Company approximately $4.9 million for software licensing fees, which is included in technology and communications expense on the statement of income. Effective January 1, 2002, the Company and TTLLC agreed to discontinue payment of such software licensing fees.

The Company and its affiliates (the Group) were named as defendants in a lawsuit alleging copyright infringement, misappropriation of trade secrets, violations of the Lehman Act, and common law unfair competition. The Group entered into a settlement arrangement with the plaintiff during 2001. The settlement amount of approximately $2.5 million to the plaintiff was agreed to by TCORP.

13. Related Party Transactions (continued)

Certain office space, equipment, and general and administrative services are provided to the Company by MSP (Note 9). Total management fee for the year ended December 31, 2001 was $2,180,412 and is included on the statement of income.

The Company's primary legal counsel is a related party to a member of the Company's management. Legal fees paid to the law firm in which the related party is a partner were approximately $547,000, which is included in professional fees on the statement of income.

In 2001, the Company wrote off a receivable of $288,659 from an affiliate, which was deemed uncollectible by the Company.

During 2001, the Company paid approximately $247,500 to an entity owned by the principal shareholder of TCORP for consulting services. Such amount is included in general and administrative fees in the statement of income.

During 2001, Tradescape.com Securities, LLC, an online broker-dealer and a subsidiary of TCORP, executed certain trades through the Company. The Company recognized approximately $240,000 in revenues related to these transactions. This amount is included in commission revenue in the statement of income.

For the year ended December 31, 2001, the Company distributed to TCORP $187,500 of notes receivable from three employees of TCORP.

During the year, the Company charged Dealing Edge Ltd. approximately $159,000 in commissions. Such amount is included in commission revenue in the statement of income.

As of December 31, 2001, two of Class B Members are also shareholders of TCORP. One of these Class B members was allocated approximately $30,000 in earnings during the year. The second Class B member did not have any activity during the year.

14. Off-Balance-Sheet Risk

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause that relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company may be required to indemnify the clearing broker-dealer to the extent of the net loss on such transactions. At December 31, 2001, the clearing broker-dealer had not notified management of the Company, nor was management otherwise aware of, any potential losses relating to this indemnification.

15. Contingencies

In the general course of business the Company has been named as a defendant in various pending lawsuits and arbitration proceedings. Some of these claims allege violation of federal and state securities laws. The Company is also involved in certain claims and legal actions arising in the ordinary course of business. The Company believes that resolution of these claims will not result in any material adverse effect on its business, financial condition, or operating results. Other specific pending litigation arising from the Company's business is as follows:

Atlanta Shooting

During 1999, a customer in the Company's Atlanta office shot other customers of the Company. The customers involved, or their families, sued the Company and others for personal injuries or wrongful death in connection with the shooting. The Company and other parties have been named as defendants in 11 lawsuits in Fulton County (Atlanta), Georgia. In this litigation, the plaintiffs, each of who seeks an unspecified amount for damages, asserts various negligence claims against the Company, including the alleged failure to maintain the safety and security of its office and the alleged failure to supervise the securities trading activities of the gunman, which, in turn, allegedly resulted in the events on July 29, 1999. Statute of limitations expired on July 29, 2001. During 2001, the judge granted summary judgment and dismissed all claims against the Company. The plaintiffs have until March 18, 2002 to appeal the ruling.

15. Contingencies (continued)

Texas State Securities Board

The Company is under a routine review by the Texas State Securities Board. No findings have been issued nor has there been any proceedings initiated as a result of this examination. The extent of the examination is not determinable; however, specific matters addressed include record keeping, customer suitability requirements, unauthorized trading, commission discounts or rebates to customers, and extension of credit by affiliates of the Company, possibly in violation of regulatory margin requirements, among other things. Management of the Company believes that the resolution of this examination will not result in any material adverse effect on the Company's financial position.

NASD Regulations, Inc.

In 2001, NASD Regulations, Inc. fined the Company and one of its officers $75,000 for various infractions found during a routine investigation of the Company's order execution process. The Company paid the fine on behalf of the officer.

On December 7, 2001, NASD Regulations, Inc. concluded a routine audit. During its exit interview, the NASD included in its list of potential violations inaccurate calculations of net capital in the Company's FOCUS Report for October 31, 2001, improper certification of Company personnel, late reporting of customer complaints to the NASD, and a lack of internal controls relating to documentation of firm policy, order execution, and employee background. The extent of the examination is not determinable and no proceedings have been initiated as a result of this examination. Management of the Company believes that the resolution of this examination will not result in any material adverse effect on the Company's financial position.

15. Contingencies (continued)

Wrongful Termination Lawsuit

A former shareholder of TCORP and employee of the Company filed a lawsuit alleging breach of employment agreement and constructive discharge. TCORP, the Company, and the plaintiff entered into a settlement agreement subsequent to the filing of this lawsuit, which was eventually withdrawn. The plaintiff has threatened a second suit alleging breach of contract on the settlement agreement. TCORP and the Company maintain that the plaintiff has not fulfilled his duties under the settlement agreement. The parties have since entered into a second round of settlement negotiations. Management believes that the Company has a meritorious defense to this lawsuit and the settlement will not have a material impact on the Company's financial statements.

16. September 11 Event

The Company's OSJ in the World Trade Center in New York was destroyed on September 11, 2001. The Company, along with its affiliates, is in the process of filing a claim against its insurance carrier to recover losses due to business interruption as a result of the event. As the outcome of this claim is undeterminable, the Company has not recorded any potential recovery associated with its claim.

Supplemental Schedules

Momentum Securities, LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital	
Total members' equity	$ 7,136,746
Nonallowable assets:	
Property, plant, and equipment	2,421,925
Due from affiliates	472,759
Prepaid Profit Opportunity Payments	515,208
Other assets	534,199
Net capital before haircuts on securities positions	3,192,655
Haircuts on securities (computed pursuant to rule 15c3-1(f))	(753,546)
Net capital	$ 2,439,109
Computation of Basic Net Capital Requirement	
Minimum dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 470,577
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 470,577
Net capital in excess of required minimum	$ 1,968,532
Excess net capital at 1000% (net capital minus 10% of total aggregate indebtedness)	$ 1,733,237
Ratio: Aggregate indebtedness to net capital	2.89:1
Reconciliation with Company's Computation	
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 2,126,763
Adjustment to accounts payable	250,000
Net other audit adjustments	62,346
Net capital per above	$2, 439,109

Momentum Securities, LLC

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.

Supplemental Report

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors on Internal Control

Board of Directors and Members
Momentum Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Momentum Securities, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, and its operations, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the use of the Board of Directors and members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

Dallas, Texas
February 6, 2002